UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Peninsula Partners, L.P. (a)
    404 B East Main Street
    Charlottesville, VA  22902

2.  Date of Event Requiring Statement (Month/Day/Year)

    April 23, 2001

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    W.R. Grace & Co.
    GRA

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
    ( ) Form filed by One Reporting Person
    (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock         6,591,500             (1)                       (1)

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date


Explanation of Responses:

    (a) Designated Filer is Peninsula Partners, L.P. ("Partners"). The other Reporting Persons are Peninsula Capital Appreciation, LLC ("Appreciation"), the general partner of Partners, and Peninsula Capital Advisors, LLC ("Advisors"), the investment manager of Partners. Appreciation and Advisors may be deemed to be beneficial owners of the reported shares but each disclaims beneficial ownership in the shares owned by Partners except to the extent of any indirect pecuniary interest therein.

    (1) Shares are owned directly by Partners, indirectly by Appreciation as general partner of Partners, and indirecty by Advisors as investment advisor to Partners.

SIGNATURE OF REPORTING PERSON

    Peninsula Partners, L.P.

    By:  Peninsula Capital Appreciation, LLC
         General Partner


    By:  /s/  R. Ted Weschler
         ___________________________
              R. Ted Weschler
              Managing Member
              Individually and as power of attorney
              for all other Reporting Persons

May 1, 2001

Joint Filer Information

Name:  Peninsula Capital Appreciation, LLC
Address:  404 B East Main Street, Charlottesville, VA  22902
Designated Filer:  Peninsula Partners, L.P.
Issuer and Ticker Symbol:  W.R. Grace & Co. ("GRA")
Date of Event Requiring Statement:  April 23, 2001

Name:  Peninsula Capital Advisors, LLC
Address:  404 B East Main Street, Charlottesville, VA  22902
Designated Filer:  Peninsula Partners, L.P.
Issuer and Ticker Symbol:  W.R. Grace & Co. ("GRA")
Date of Event Requiring Statement:  April 23, 2001








































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